Exhibit 99.1

JinkoSolar Announces Pricing of Concurrent Offerings of 3,750,000 American Depositary Shares and US$130.0 Million Convertible Senior Notes

SHANGHAI, January 16, 2014 / -- JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company") (NYSE: JKS), a global leader in the solar PV industry, today announced that it priced the offering of 3,750,000 American Depositary Shares (the “ADSs”), each representing four ordinary shares of the Company, par value US$0.00002 per share (the “ADS Offering”), at US$35.25 per ADS. The Company also priced the concurrent offering of US$130.0 million in aggregate principal amount of convertible senior notes due 2019 (the “Notes”) (the “Notes Offering”). These offerings, which are subject to customary closing conditions, are expected to close on January 22, 2014. The ADS Offering was upsized from 2,750,000 ADSs and the Notes Offering was upsized from an aggregate principal amount of US$100.0 million.

The Notes will be convertible into ADSs at an initial conversion rate of 21.8221 ADSs per US$1,000 principal amount of the Notes (equivalent to an initial conversion price of approximately US$45.825 per ADS), subject to adjustments under certain circumstances. The initial conversion price for the Notes represents an approximately 30.0% conversion premium over the ADS Offering price of US$35.25 per ADS. The Notes will accrue interest at an annual rate of 4.00%. Interest on the Notes will be payable semiannually in arrears on February 1 and August 1 of each year, beginning August 1, 2014. The Notes will mature on February 1, 2019, unless previously repurchased or converted in accordance with their terms prior to such date.

JinkoSolar intends to use the net proceeds from these offerings for general corporate purposes, which may include expanding manufacturing capacity, the development of solar power projects and working capital. The Company’s management will retain broad discretion over the use of proceeds, and the Company may ultimately use the proceeds for different purposes than what it currently intends. Pending any ultimate use of any portion of the proceeds from the offerings, the Company intends to invest the net proceeds in short-term, marketable instruments.

Credit Suisse Securities (USA) LLC (“Credit Suisse”) is acting as sole book-running manager for the ADS Offering and the Notes Offering. JinkoSolar has granted Credit Suisse a 30-day option to purchase up to an additional 562,500 ADSs in connection with the ADS Offering and another 30-day option to purchase up to an additional US$20.0 million aggregate principal amount of the Notes in connection with the Notes Offering.

The closing of the Notes Offering is contingent upon the closing of the ADS Offering, and the closing of the ADS Offering is contingent upon the closing of the Notes Offering.

The ADS Offering has been made pursuant to the Company’s shelf registration statement on a Form F-3/A filed with the Securities and Exchange Commission on August 14, 2013, which became effective on August 15, 2013, and a registration statement on Form F-3 pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), which became effective on January 16, 2014. The Company’s registration statements on Form F-3 and Form F-3/A and preliminary prospectus supplement are available from the SEC website at www.sec.gov. Copies of the preliminary prospectus supplement and the accompanying prospectus describing the ADS Offering may be obtained by contacting Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, at Eleven Madison Avenue, New York, New York 10010-3629 or by telephone at (800) 221-1037.

The Notes have been offered to qualified institutional buyers pursuant to Rule 144A and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act. The Notes, the ADSs deliverable upon conversion of the Notes and the ordinary shares represented thereby have not been and will not be registered under the Securities Act or the securities laws of any other place, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities, nor will there be any sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. This press release contains information about the pending offerings of the ADSs and the Notes, and there can be no assurance that the offerings will be completed.

About JinkoSolar Holdings Co., Ltd.

JinkoSolar is a global leader in the solar PV industry with production operations in Jiangxi and Zhejiang Provinces in China and sales and marketing offices in Shanghai and Beijing, China; Munich, Germany; Bologna, Italy; Zug, Switzerland; San Francisco, the United States; Queensland, Australia; Ontario, Canada; Singapore; Tokyo, Japan; and Cape Town, South Africa.

JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of approximately 1.5 GW each for silicon ingots, wafers, and solar PV cells, and approximately 2.0 GW for solar PV modules, as of December 31, 2013. JinkoSolar sells electricity in China and distributes its solar products to a diversified customer base in the global PV market, including Germany, Italy, Belgium, Spain, the United States, Eastern Europe, China, India, Japan, South Africa, and other countries and regions.

To find out more, please see: www.jinkosolar.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends, ”plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Sebastian Liu

JinkoSolar Holding Co., Ltd.

Tel: +86 21 6061 1792

Email: ir@jinkosolar.com

Christian Arnell

Christensen

Tel: +86-10-5826-4939

Email: carnell@christensenir.com

In the U.S.:

Jeff Bloker

Christensen

Tel: +1-480-614-3003

Email: jbloker@christensenir.com